Genco Resources Ltd.

REVIEW OF RESOURCES AND RESERVES
LA GUITARRA MINE
TEMASCALTEPEC, MEXICO
June 25, 2008

Technical Report
Prepared by

Glenn R. Clark, P.Eng.

Glenn R. Clark & Associates Limited

La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

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La Guitarra Mine, Genco Resources Ltd.
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La Guitarra Mine, Genco Resources Ltd.
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Section 1

SUMMARY

Genco Resources Ltd. (Genco) engaged Glenn R. Clark & Associates Limited (GRCA) to review the Resources and Reserves of the La Guitarra Mine (La Guitarra) at Temascaltepec, Mexico. The review was made by Glenn R. Clark, P.Eng., in compliance with the requirements of National Instrument 43-101 for technical reports. The property was visited February 18-23 and May 12-14, 2008. The resources and reserves are reported as of March 31, 2008.

Property:

The La Guitarra Mine is at Temascaltepec, Mexico. The Mine portal is at approximately 19°03’23”N Latitude and 100°04’39”W Longitude at an elevation of approximately 2100 m. The mine is approximately 120 km SW of Mexico City.

The current La Guitarra mine started production in 1993.

La Guitarra Mine currently holds 38 mineral concessions and has the right to explore for and exploit the mineral deposits on 5 leased concessions.

Project History:

Mining in the Temascaltepec area started in the mid 1500’s when the Spanish miners first arrived. Old tools, ancient buildings and antiquated mining shafts are found throughout the area.

In the 18th century the Mina de Agua mine and surrounding area were one of Mexico’s largest silver producers, generating roughly 10% of the country’s total mineral wealth.

During the early 20th century, the American Rincon Mining Company began significant mining and smelting operations at Rincon, in the southeastern portion of the Temascaltepec Mining District. This operation continued until the mid-1930s. Over the life of the Rincon mine, the District was the third-largest silver producer in Mexico.

Modern mining resumed in 1990 when the Compañia Mineria Arauco returned to where the Spaniards had began in 1555, conducting exploration and development work on the La Guitarra vein with an initial production rate of 30 tonnes per day.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

In 1993 Luismin Mining acquired the property and set about consolidating the entire Temascaltepec Mining District. Luismin expanded the reserve base in the La Guitarra Mine and increased the milling capacity to 340 tonnes per day.

In August of 2003 Genco Resources purchased the entire Temascaltepec Mining District and the La Guitarra Mine from Luismin S.A. de C.V.

Geology:

The La Guitarra Mine is in the southeastern end of the Mexican Silver Belt. The Sierra Madre Occidental or the Mid-Eocene Ignimbrite Belt includes large extrusions of rhyolite and andesitic volcanic material. Numerous low sulphidation epithermal Ag-Au deposits are associated with hydrothermal activity during the mid-Eocene period. In the southern part of the belt in the Temascaltepec area, where La Guitarra and a number of other deposits are located, mafic volcanics of the Trans-Mexican volcanic belt overlie the intermediate to felsic Eocene volcanics.

The Jurassic basement rocks of the Temascaltepec were deformed by folding with uplifting prior to the deposition of the Early Eocene. After the folding there were several periods of extensional faulting. The intrusion of the late Eocene to Oligocene granites and the out-pouring of volcanics is apparently associated with the faulting. The veins have a pronounced northwest trend indicating that the faulting played a large part in controlling their emplacement. The fault movements have been difficult to determine.

There was a period of volcanism in Mid to Late Eocene time. It is believed that the vein mineralization was emplaced either late in the period of volcanism or immediately after the volcanism. These veins have a pronounced northwest trend indicating the structural control and show evidence of extension during deposition. The structures in the veins and the structures associated with the veins suggest that the movement during vein formation was not intense.

Mineralized Veins:

The mineralized vein systems that are found on the property are classed as polymetallic, low-sulphidation of epithermal origin. There are in excess of one hundred epithermal veins traversing the property in four main vein trends called El Coloso/Nazareno, La Guitarra, Mina de agua and El Rincon.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

These mineralized veins traverse the property along a strike length of over 15 km and over a width of 4 km. The veins cut across different rock types but are considered to be from the same major hydrothermal system.

The veins vary in width from less than a metre to over twenty metres. The quartz veining consists of well banded, chalcedonic and fine grained crystalline quartz with minor amounts of calcite. The chalcedonic quartz is thought to indicate an upper part of the mineral system suggesting that the depth potential of the mineralization is good.

The wall rocks around the veins are altered with advanced argillic mineralization and an outer propylitic halo.

LA GUITARRA VEINS

The La Guitarra vein system outcrops along a strike of more than 3.5 km and has been explored in part to a depth of 500 m. In the eastern part the veins strike generally northwest and in the westerly part change to westerly strike. The dip of the veins is steeply to the south from 70° to 90°.

At La Guitarra the 1-4 m wide mineralized zones are within a large quartz vein that is up to 20 m wide. These brecciated and rebrecciated mineralized zones are very complex, pinching, swelling and bifurcating over short distances.

The silver and gold is contained in silver sulphides, sulphosalts and electrum. The remaining mineralization consists of minor amounts of pyrite and other sulphides such as galena and sphalerite.

Long Range Plan:

La Guitarra is planning on increasing production to 3000 tonnes per day or just over a million tonnes a year. This production will be accomplished by developing 5 or more of the small high grade deposits that it has identified. To develop all of the underground facilities will take considerable time. To reach the production rate before the underground development can be completed, consideration is being given to access the near surface medium grade mineralization that is associated with each of these vein structures by open pit mining.

Resources and Reserves:

Mining has been carried out at La Guitarra since 1993. The grade of the ore mined during that period is similar to the grade of the resources and reserves over that period. The silver generally was a bit lower than the resource numbers and the gold was slightly higher.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Each year the La Guitarra geology staff prepares a resource and reserve summary based on standard methods.

The La Guitarra Mine including the San Rafael zones account for approximately 47% the reserves that have been identified. Included in the summary are resources and reserves from the other La Guitarra properties. The resources and reserves for the other properties were calculated by the La Guitarra Mine staff using the same criteria used for the La Guitarra Mine.

The resources and reserves have been classified to meet the requirements of NI 43-101.

The resource estimates do not include the reserves.

The reserve estimates are recoverable, diluted and in-situ.

Table 1: Estimated Proven and Probable Reserves

Location	Proven			Probable
	Tonnes X 1000	Ag g/t	Au g/t	Tonnes X 1000	Ag g/t	Au g/t

La Guitarra Mine
Underground

Guitarra	226	209	1.89	445	187	1.69
Santa Ana	90	210	0.27	430	190	0.21
Nazareno	47	198	0.98	90	178	0.55
Coloso	16	257	1.51	82	258	1.49

Total La Guitarra Underground	379	210	1.38	1,047	193	0.97

Grand Total Proven and Probable Reserves 1,426,000 tonnes at grades of 198 g Ag/t and 1.08 g Au/t

The Proven and Probable Reserves are diluted and recoverable.

The Estimated Proven and Probable Reserves at December 31, 2007 total 1.4 million tonnes at grades of 198 g Ag/t and 1.08 g Au/t.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

In addition there is a near surface Measured and Indicated Resource of 13.1 million tonnes with estimated grades of 56 g Ag/t and 0.60 g Au/t as shown in Table 8. A portion of this near surface Resource can possibly be mined with an open pit.

There is an estimated Inferred Resource of 13 million tonnes made up of the extensions of the known zones both along strike and down dip and a surface portion that may be amenable to open pit mining. The underground inferred resource totals approximately 10 million tonnes at estimated grades of 305 g Ag/t and 1.95 g Au/t. The surface Inferred Resource is approximately 3 million tonnes at estimated grades of 48 g Ag/t and 0.71 g Au/t.

The Proven and Probable Reserves are diluted and recoverable. There has been no dilution added to the Resources and no allowance for recovery has been made.

La Guitarra Mining and Processing:

Mining and processing at La Guitarra has been carried out in recent times since 1993. The mineral extraction has been from underground stopes. The concentration has been done on the property. The concentrating mill has a rated capacity of 340 t/day.

Since 1993 a total of 1.05 million tonnes have been mined grading 278 g Ag/t and 3.73 g Au/t.

The La Guitarra Mine employs conventional drill and blast mining methods to extract the ore. Access to the cut and fill stopes is by adits and ramps.

The ore is processed by conventional sulphide flotation. The concentrates are sent to a refinery to recover the silver and gold.

In the 12 month period ending December 31, 2007, La Guitarra mined and processed 59,342 t at a grade of 192 g Ag/t and 3.20 g Au/t. The lower silver grades for 2007 can be attributed to a trial period of surface pit mining and later in the year a limited amount of lower cost underground bulk mining.

Silver and gold recovery to the concentrate has been quite good in the past year. The La Guitarra mill in 2007 recovered 84.9% of the silver and 82.8% of the gold. This compares very well with the 2007 forecast recovery of 84% of the silver and 84% of the gold.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

The mill will be able to process all of the ore that can be delivered from the mine.

Forecast Production:

La Guitarra plans to increase the total tonnes mined and processed in 2008. This will be achieved with increased mining underground at La Guitarra and possibly some production from the Santa Ana vein.

The forecast is to produce approximately 91,000 tonnes with the averages grades in the order of 186 g Ag/t and 1.54 g Au/t.

The recovery of gold and silver should be in the order of 640,000 oz eAg/t. This will be an increase of approximately 12% over the 2007 production although the head grades will be lower. The average recovery of silver and gold in 2008 is forecast at 83%.

Operating Cost:

The forecast operating costs for mining underground at La Guitarra is $71.32 per tonne of ore.

Capital Costs:

The capital costs for the 12 month period ending December 31, 2007 was estimated at $9.6 million. Included in this cost was $7.4 million for exploration. The actual capital costs for 2007 were $12.9 million including $6.9 million for exploration.

The capital cost estimate for the 12 month period ending December 31, 2008 is $9.6 million including $5.0 million for exploration.

Exploration:

La Guitarra is actively exploring the Temascaltepec properties to extend the known zones and find new ones. Exploration at La Guitarra has been rewarding. The exploration that was started just after Genco purchased La Guitarra located the San Rafael vein system. This vein system was a blind find some 300 m southeast of the La Guitarra vein system. This vein system is already being mined and is an important part of the resources and reserves.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

There are many exploration targets on the property as evidenced by the old mine workings, the remnants of surface pitting and trenching.

The effectiveness of this exploration program can be seen in the increases in the Resources and Reserves that have been identified.

There are good exploration targets that have not been checked yet. In addition the extensions of the known zones need to be explored. A continuing exploration is called for especially if a production expansion is to take place.

Conclusions:

The Resources and Reserves estimates truly reflect the mineralization that is currently known. The estimates conform to the requirements of National Instrument 43-101.

At the rate of production of approximately 91,000 tpy, that is planned for 2008, the Proven and Probable Reserves are sufficient for approximately 16½ years. Increased production from the La Guitarra Mine is planned.

In general the development and exploration program initiated at La Guitarra and the surrounding properties should continue.

Increased exploration and development underground is necessary to establish sufficient working faces to allow flexibility in the mining sequence. More working faces will allow the rate of production to rise without sacrificing the mill head grade.

Increased tonnage to the mill will allow it to operate at the optimum level.

Recommendations:

The check assaying must be improved with more standards and blanks being placed in the assay stream. The sample preparation needs to be improved.

There are two parameters in the Resource estimation that need to be monitored and modified if indicated.

1:      The first is the assay capping or cutting. The capping of assays is an important part of the Resource estimations. Changing mineralization or even the size and distribution of the silver and gold will affect the necessary capping level.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

For the new zones that have not been mined it will be important to consider the assays and the mineral distribution before a cutting factor is established.

2:      The second parameter is the dilution. Dilution affects the Reserves more than any change that one could foresee from the density or the assay capping.

Dilution is expensive and by monitoring the dilution it may be possible to recognize the reason for the dilution and rectify it with a change in the mining practice.

This is a constant problem and the geology department and the mining department have to work together on this problem.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Section 2

INTRODUCTION

General:

Genco Resources Ltd. (Genco) engaged Glenn R. Clark & Associates Limited (GRCA) to review the Resources and Reserves of the La Guitarra Mine, Temascaltepec, Mexico. The review was made by Glenn R. Clark, P.Eng., in compliance with the requirements of National Instrument 43-101 for technical reports. The property was visited February 18-23 and May 12-14, 2008.

Genco periodically releases the results at the La Guitarra Mine including the on-going exploration at the mine site. This information can be accessed on Sedar (www.sedar.com) and on the Genco web site. (www.Gencoreources.com)

Terms and Definitions:

This report contains a number of acronyms and technical terms that may not be initially clear to the reader.

A list of these terms is available in Appendix A attached to this report.

Units of Measure:

All units are in metric unless otherwise noted.

Monetary values are in US dollars unless otherwise noted.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Section 3

PROPERTY

Location:

The La Guitarra Mine is at Temascaltepec, Mexico. The Mine portal is at approximately 19°03’23”N Latitude and 100°04’39”W Longitude at an elevation of approximately 2100 m. The mine is approximately 120 km SW of Mexico City.

Figure 1: Location of La Guitarra Mine

Access:

Access to the Mine is by paved road except that the last 2 km are over a gravel road. There is an airport at Toluca that has international air traffic, however the main access by air is through Mexico City.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Infrastructure:

The infrastructure at the mine site consists of a flotation mill, offices, warehouses, repair shops, drill core facilities, and an analytical laboratory.

The various locations at the mine site are joined together in a computer network. Cellular phone service at the mine site is unreliable, however it is good in the nearby town. Long distance phone service (VOIP) is available over the internet satellite service. At the mine site a local phone service is available for communication between the different departments.

Power is from the Federal Power Commission’s national grid.

Water is supplied from the mine workings and surface streams. The mine holds the right to take 192 thousand m3 of water per annum from the Temascaltepec River.

Climate:

The climate in the area of the La Guitarra Mine is moderate in temperature and very humid. The average annual temperature is about 18°C. The warm month average may be as high as 26°C and the cold month average may be in the order of 8°C. The majority of the approximately 1200 mm of rain falls during the summer months from June to September. Evaporation is relatively high and exceeds the precipitation.

Topography:

The mine and the plant facilities at La Guitarra are in rough hilly terrain. The elevation at the plant is approximately 2100 m. The topographic relief in the area is 500 m.

Much of the area is forest covered with pine trees being less than 260 cm in diameter. In some areas the underbrush is dense and difficult to pass through. The stream valleys have broad relatively flat flood plains that are used for agriculture.

Local Resources:

There are numerous small communities in the area. There is an adequate supply of unskilled labour as well as a good supply of mine oriented and trained people. A large majority of the workforce at La Guitarra are permanent residents of the Temascaltepec Region.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

There are many farms and cattle ranches in the region. As well as the normal agricultural pursuits the area is known for its trout farming. The forests are logged for the lumber and the pine tree sap is collected for the chemical industry.

Tourism is an important industry with the resort area catering to people from Mexico City. The beautiful scenery due to the forested nature and the numerous ponds in the area as well as the cooler climate make it very attractive. An unusual tourist attraction to the area is the gathering of the Monarch Butterflies in the fall after they have migrated from Canada and the USA.

Toluca the nearest major city is approximately 50 km to the northeast on the way to Mexico City. This city has all of the normal amenities of diverse banking, good hospitals and educational facilities including a university.

The Concessions:

La Guitarra Mine holds a total of 43 Mineral Concessions totalling 39,714 ha. These concessions are mostly in the Municipality of Temascaltepec, in the State of Mexico, however some concessions are in the municipalities of Valle de Bravo and San Simón de Guerrero. (Figure 2)

Figure 2: All Concessions

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

All of the concessions are subject to mining tax (duty) and a minimum work commitment (minimum investment). Royalties are payable by La Guitarra.

There are royalty agreements on 28 concessions and an overriding royalty to Luismin on the 39 concessions at La Guitarra that were purchased from Luismin and shown on Figure 3. At the current time it is only necessary to pay a royalty on the concessions originally belonging to Las Torres. On 5 concessions there is a monthly advanced royalty payment of $US2000, subject to an inflation adjustment, to the owner of the concessions. The advanced royalty will be recovered when production starts on those 5 concessions.

ROYALTIES

Luismin – The Luismin agreement calls for La Guitarra to pay a NSR Royalty of 1-3% based on the price of gold. If the price of gold is at least $400 but less than $450 per ounce the royalty is 1%. If the price of gold is $450 but less than $500 the royalty is 2% and if the price of gold is $500 or higher the royalty is 3%.

This royalty is only payable after the production from these properties has an aggregate total of 175,000 equivalent ounces of gold, with the commencement date being August 1, 2004. All of the production will be converted to equivalent ounces of gold.

The amount of any third party royalty payable on minerals mined, produced or otherwise recovered from the Properties are to be deducted from the Royalty payable by La Guitarra to Luismin.

Las Torres – The original agreement with Minera Las Torres S.A. de CV covered 23 concessions totalling 354.1 ha. In February of 2008 La Guitarra purchased the concessions and Genco purchased the associated royalty from Las Torres. These concessions cover the current areas of production at La Guitarra and this is the only production royalty currently being paid.

This NSR royalty is based on the price of gold. If gold is $300 or less then the royalty is 2%. If the price of gold is between $300 and $350 the royalty is 3% and if the price of gold is $350 or more the royalty is 3.5%

The current NSR royalty rate is 3.5% of the La Guitarra production.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

CONCESSION
BLOCK
SAN JOSE
T-198961
JESSICA
T-203986
NAZARENO DE ANEGAS
T-208817
EL COLOSO E-104/0107
La Guitarra Mine
T.A.
WEST PART
Mario Hector Gottfried Joy
Concessions outlined in red
Minera Las Torres S.A. de C.V.
Concessions outlined in blue

Drawing supplied by La Guitarra

Figure 3: Concessions in Luismin Purchase

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Mario Héctor Gottfried Joy – The agreement with Mr. Joy covers 5 concessions totalling 767.3 ha. The agreement calls for a payment of $2000 per month subject to a CPI adjustment after September 2003. The monthly payment is considered as an advance on the royalties.

The advanced royalties will be repaid in the following method once the property is in production. The monthly royalty payment will be reduced by $500 if the royalty is $3500 or less and by $1000 if the royalty is $3501 or more.

Royalty payments of 1.5% of the amount received in final payment for the silver and gold produced is payable when the properties are in production. In the event that the value of silver is more than $15/ounce the royalty increases to 2%.

An additional payment to Mr. Joy of $200,000 is payable when the production has totalled 30,000 equivalent ounces of gold.

A list of the concessions indicated above is available in Appendix C.

TERMS OF CONCESSIONS

All concessions have an annual minimum investment to complete and an annual mining tax to be paid to keep the concessions in good standing.

Prior to 2006 there were two types of Concessions. The exploration concessions had a 6 year period before they would expire and could be elevated to an exploitation concession. The elevation of a concession from exploration to exploitation was sometimes a lengthy process, however this delay has now been removed by having only one type of concession.

Starting at the beginning of 2006, all concessions are now Exploitation concessions and all exploration concessions were automatically converted to Exploitation concessions.

The Exploitation concessions were not changed. Exploitation concessions have a 50 year life and can be renewed for as long as the mine is active.

The concessions are for mineral rights only. La Guitarra has secured the surface rights in the current areas of operation and is currently negotiating on the surface rights of a much larger area so that it will be able to carry out any expansions that are envisaged.

All of the concessions are surveyed prior to being granted.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

In order to engage in exploration and commercial mining activity, an environmental permit is required. The Corporation currently has all necessary environmental permits for exploration and for commercial mining activity on these concessions.

MINIMUM INVESTMENT (ASSESSMENT WORK)

To keep the concessions in good standing a minimum investment or assessment work (MI) has to be completed each year and the work filed. The amount of the MI varies, based on the size of the concession. It is possible to group concessions together and carry forward the excess work from previous years. The current work programs coupled with the past work by La Guitarra will satisfy the minimum requirements for many years.

Table 2: Minimum Investments
(assessment work)

MINING CONCESSIONS

SURFACE RANK (HECTARES)	FIXED ANNUAL FEE (PESOS)	ADDITIONAL ANNUAL FEE PER HECTARE (PESOS PER HECTARE)
Up to 30	0.00	49.02
>30 up to 100	0.00	98.05
>100 up to 500	817.05	196.09
>500 up to 1,000	2,451.15	392.18
>1,000 up to 5,000	4,902.30	784.37
More than 5,000	17,158.05	1,568.74

MINING DUTY (TAX)

The rate of the mining duty (MD) depends on the age of the concession. The rate changes each semester with the Department of Mines publishing the new rates in January and July. The MD is due in both January and July.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Table 3: Mining Duties
rate per hectare applicable for first semester of 2008
(in Mexican Pesos)

All CONCESSIONS

YEARS	MINING DUTY
1 AND 2	4.60
3 AND 4	6.88
5 AND 6	14.24
7 AND 8	28.64
9 AND 10	57.26
11 AND LATER	100.79

The rates are effective if you pay on time but if the payment is delayed every month you have to add some penalties and interest.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Section 4

PROJECT HISTORY

Mining in the Temascaltepec area started in the mid 1500’s when the Spanish miners first arrived. Old tools, ancient buildings and antiquated mining shafts are found throughout the area. Early Spanish operations were focused in an area 4 km southeast of La Guitarra at a place called Mina de Agua, where much softer rock made it easier to access the underlying silver and gold. Production in Temascaltepec has been ongoing since the 1550s.

In the 18th century the Mina de Agua mine and surrounding area were one of Mexico’s largest silver producers, generating roughly 10% of the country’s total mineral wealth. The mine was well known for its very high, or ‘bonanza’-type, grades of silver and gold, and historical records from the period refer to several kilograms of silver per tonne and several tens of grams of gold per tonne. Historical documents indicate production was valued in excess of $100 per tonne, when prices were roughly $15/oz for gold and $1/oz for silver. In fact one of these areas at the Cinco Senores shaft was abandoned due to flooding, while in the midst of mining bonanza grade ore. Two efforts were made to finance the recovery of this mine, one in 1831 by London mine financiers and another in 1907 by financiers from France. Both efforts were thwarted by financial crisis in those respective countries, and today the mine remains closed.

Mining in the Temascaltepec District came to a halt in the early 19th century for two reasons. Technology of the period was unable to handle the underground flooding that occurred in several mining shafts as noted above. Mexico experienced its War of Independence beginning in 1810 causing political upheaval in the District. Temascaltepec remained more or less idle from 1810 until the early 20th century.

During the early 20th century, the American Rincon Mining Company began significant mining and smelting operations at Rincon, in the southeastern portion of the Temascaltepec Mining District. This operation continued until the mid-1930s, when it closed as a result of inadequate capital reinvestment. Over the life of the Rincon mine, the District was the third-largest silver producer in Mexico.

Modern mining resumed in 1990 when the Compañia Mineria Arauco returned to where the Spaniards had began in 1555, conducting exploration and development work on the La Guitarra vein with an initial production rate of 30 tonnes per day.

In 1993 Luismin Mining acquired the property and set about consolidating the entire Temascaltepec Mining District. Luismin expanded the reserve base in the La Guitarra Mine and increased the milling capacity to 340 tonnes per day.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

In August of 2003 Genco Resources purchased the entire Temascaltepec Mining District and the La Guitarra Mine from Luismin S.A. de C.V.

During the last few years that Luismin operated the mine insufficient reinvestment was made to maintain or increase the reserve base and thus the mining rate slowly began to decrease.

In 2003/2004 under Genco’s direction three surface drilling campaigns were conducted to expand reserves, test mineralization along the under-explored Nazareno vein, and test a previously unexplored section of the La Guitarra vein. The drilling efforts led to the discovery of the San Rafael and the San Rafael II zones. The main underground mining is now from these zones.

Corporate History:

Genco Resources Ltd., (Genco) was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. Senlac changed its name to Rule Resources Ltd. on June 13, 1980. Rule changed its name to Globe Resources Inc. on March 9, 1990. Globe changed its name to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra Compañia Minera S.A. de C.V. from Luismin S.A. de C.V. (“Luismin”). La Guitarra Compañia Minera S.A. de C.V. is a wholly owned subsidiary incorporated under the laws of Mexico. The purchase price for the acquisition was US $5,000,000 with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at Cdn $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price. Genco agreed to pay the balance of US $4,000,000 by payments of $500,000, payable in cash or shares at the Company’s option, on each of the first through eighth anniversaries of the closing date. On September 22, 2004 the Company issued 790,427 shares valued at $0.82 Cdn for the first installment payment to the vendor. On September 1, 2005 Genco made the second installment payment of US $500,000 in cash. Genco made the third installment payment of US $500,000 in cash on September 1, 2006.

Genco is engaged in silver and gold mining and related activities including exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns exploration projects in the United States and Canada.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Section 5

GEOLOGY

The geology of the area and the property has been described in previous reports that were prepared for Genco. These reports were private reports for Genco and have not been published on Genco’s web site www.gencoresources.com nor are they available on Sedar www.sedar.com. A previous report by Glenn R. Clark, P.Eng. entitled “Review of Resources and Reserves, La Guitarra Mine, Temascaltepec, Mexico, September 22, 2006” can be found both on Genco’s web site and on Sedar. The following brief geology description is based on these reports and information gathered during the recent site visits and from communications with the La Guitarra personnel. Reports on the geology are referenced in Appendix B.

Regional Geology:

The La Guitarra Mine is in the southeastern end of the Mexican Silver Belt. The Sierra Madre Occidental or the Mid-Eocene Ignimbrite Belt includes large extrusions of rhyolite and andesitic volcanic material. Numerous low sulphidation epithermal Ag-Au deposits are associated with hydrothermal activity during the mid-Eocene period. In the southern part of the belt in the Temascaltepec area, where La Guitarra and a number of other deposits are located, mafic volcanics of the Trans-Mexican volcanic belt overlie the intermediate to felsic Eocene volcanics.

Figure 4: Surface Geology of Mexico

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Temascaltepec District Geology:

The regional geology of the Temascaltepec district is shown in Figure 5 and a schematic stratigraphic section on Figure 6.

Figure 5: Geology of Temascaltepec District

JURASSIC

Jurassic phyllites, siltstones and some calcareous units are the oldest in the area and are the basement rocks to the sequences of volcanic rocks of the Sierra Madre. The Jurassic rocks are exposed in the Mina de Aqua area to the southeast of Temascaltepec. These sediments are typically thin bedded and weathered to a tan or red-tinged (hematitic) colour. The bedding is well defined with a sericitic sheen to the bedding surfaces. In areas where the veining is more pronounced the weathering is intense and the bedding is sometimes difficult to determine.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

There are limestones and other calcareous units that have weathered to a grey colour and appear relatively fresh. These units are quite conspicuous as unaltered units among the tan or red tinged metasediments.

The rocks that have undergone selective to pervasive argillic alteration tend to weather to soft, pale tan to yellow, jarositic outcrops. The intense argillic alteration appears to be related to the vein mineralization.

Folding and faulting of the Jurassic metasediments occurred prior to the deposition of overlying volcanics. Throughout the area, the beds dip at varying inclinations to the east with only locally west-dipping beds on the west limbs of broad anticlinal folds. The axial planes are steeply dipping and vary from east to west dips. The folds are open and plunge to the north-northeast at shallow inclinations of 10° to 30°. This early northeast structural trend may have modified or influenced the later vein system. The Temascaltepec fault and the inferred Cerro de Zayas fault are approximately parallel to these northeast structures and may therefore be partially localized by the earlier structures.

EARLY EOCENE (BALSAS FORMATION)

The Balsas Formation is found to the northwest of La Guitarra. It is not exposed in the Mina de Agua region. The Balas is a conglomerate of Early Eocene age at the unconformable boundary between the Jurassic basement and the volcanics of the Sierra Madre.

LA GUITARRA GRANITE

A granitic stock of mainly quartz monzonite composition hosts the veins of La Guitarra. This stock is generally massive and equigranular. The Guitarra granite is the host to the silver-gold bearing veins that are currently being mined. In some areas the Guitarra granite is intruded by porphyritic dykes. These dykes generally appear to follow the same structures that localized the silver-gold bearing veins.

MID-EOCENE TO OLIGOCENE

Volcanic rocks of the Mexican ignimbrite belt are found in the area. These andesites, rhyolites and ignimbrites unconformably overlie the Jurassic basement in the eastern part of the map area and the granitic stock northwest of the La Guitarra Mine area. Prior to the deposition of the volcanic rocks the area was subjected to uplift and erosion. As noted above the inferred movement on the Cerro de Zayas and the Temascaltepec faults may have begun during this period of uplift.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Andesite

The andesite is exposed in an east-west belt from the region of Veta Animas to its overlap on the Jurassic basement to the north and east of the Mina el Rincon area. Most of the vein mineralization east of the Cerro de Zayas fault is within the andesite succession.

Rhyolite

A rhyolite volcaniclastic is exposed at the top of Cerro de Zayas and appears to conformably overlie the “andesite” unit. This exposed volcaniclastic has clasts mainly of felsic to intermediate volcanic fragments and probable siltstone.

Most of the movement on the Temascaltepec fault appears to have occurred after the deposition of the above mentioned volcanics and after the vein mineralization in the district.

Figure 6: Schematic Stratigraphic Section

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

QUATERNARY BASALT

Quaternary basalt (Miocene) unconformably overlies the older rocks of the area. The basalt is seen as two units, a massive, relatively fresh flow unit and a mainly tuffaceous component. The tuff unit is commonly heavily surface-weathered forming rounded buff to reddish tinged subcrops. This tuff unit is by far the most extensive and appears to overlie the less-weathered flow basalts. Both units typically fill valley and creek beds. Some exposures of the basalt unit are tilted towards the east. This is supportive of faulting in the area after deposition of the basalt. These basalts are post vein mineralization. The extension of the known veins as well as additional veins have been found beneath these younger, overlying basalts.

Structural Geology:

The Jurassic basement rocks of the Temascaltepec were deformed by folding with uplifting prior to the deposition of the Early Eocene. After the folding there were several periods of extensional faulting. The intrusion of the late Eocene to Oligocene granites and the out-pouring of volcanics is apparently associated with the faulting. The vein mineralization has a pronounced northwest trend indicating the faulting played a large part in controlling their emplacement. The fault movements have been difficult to determine.

There was a period of volcanism in Mid to Late Eocene time. It is believed that the vein mineralization was emplaced either late in the period of volcanism or immediately after the volcanism. These veins have a pronounced northwest trend indicating the structural control and show evidence of extension during deposition. The structures in the veins and the structures associated with the veins suggest that the movement during vein formation was not intense. These vein structures indicate normal fault movement. Many veins in the Mina de Aqua region and further east also have indications of a left lateral movement.

The Temascaltepec fault started in Miocene time and continued in post-Miocene time. This northwest-dipping normal fault has down-dropped the La Guitarra mine area relative to the area to the southeastern part of the area, including Mina de Agua. This allowed the preservation of a large area of Miocene basalts in a structural basin west of the fault. The high-level epithermal veins of La Guitarra were preserved by this faulting with only deeper level vein systems preserved to the southeast. The fault strikes northeast and is considered to be at the contact of the metamorphic rocks and the basalt just south of the Town of Temascaltepec.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Figure 7: Satellite View of Temascaltepec Area

Mineralized Veins:

The mineralized vein systems that are found on the property are classed as polymetallic, low-sulphidation of epithermal origin. There are in excess of one hundred epithermal veins traversing the property in four main vein trends called El Coloso/Nazareno, La Guitarra, Mina de Agua and El Rincon.

These mineralized veins traverse the property along a strike length of over 15 km and over a width of 4 km. As noted above the emplacement of the veins is structurally controlled by extensional strike slip faulting. This structural control is typical for the Mexican intermediate to low sulphidation epithermal vein systems. The veins cut across different rock types but are considered to be from the same major hydrothermal system.

The veins vary in width from less than a metre to over twenty metres. The quartz veining consists of well banded, chalcedonic and fine grained crystalline quartz with minor amounts of calcite. The chalcedonic quartz is thought to indicate an upper part of the mineral system suggesting that the depth potential of the mineralization is good.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

The wall rocks around the veins are altered with advanced argillic mineralization and an outer propylitic halo. This alteration extends from 1 to 50 m from the veins.

The sections of the veins that were open or dilatant at the time of the silver and gold mineralization form the ore bodies. These open areas were controlled by the inclination of the veins and the intersection of the different vein sets. The northwest and west northwest vein sets are the primary intersecting vein sets that control the mineralization. Due to the recurring nature of the vein sets and their intersections ore zones also occur in a repetitive nature 150 to 250 m apart.

LA GUITARRA VEINS

The La Guitarra vein system outcrops along a strike of more than 3.5 km and has been explored in part to a depth of 500 m. In the eastern part the veins strike generally northwest and in the westerly part change to westerly strike. The dip of the veins is steeply to the south from 70° to 90°.

At La Guitarra the 1-4 m wide mineralized zones are within a large quartz vein that is up to 20 m wide. These brecciated and rebrecciated mineralized zones are very complex, pinching, swelling and bifurcating over short distances.

The silver and gold is contained in silver sulphides, sulphosalts and electrum. The remaining mineralization consists of minor amounts of pyrite and other sulphides such as galena and sphalerite.

The mineralization appears to have occurred in three stages. The first stage contains most of the base metal mineralization. The second stage has repetitive silica banding and precious metal deposition. The second stage has the largest volume of silver and gold mineralization. The third stage has the highest Ag-Au grades but does not have a significant volume.

Alteration of the wall rocks is only strong in contact with the veins.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Section 6

SAMPLING and ASSAYING

The La Guitarra Mine has an assay laboratory associated with the milling complex. This laboratory assays all of the mill samples, bullion and mine samples. The exploration samples from the drilling programs are now being sent to ALS Chemex in Vancouver, B.C. for analysis. In addition the SGS laboratory in Durango Mexico is now receiving part of the assay load.

The sampling, handling and assaying methods used at La Guitarra are generally consistent with good exploration and operational practices. The La Guitarra laboratory is not certified. The Chemex Laboratory is certified. The SGS Laboratory is certified.

Sampling:

Diamond drill core samples, chip samples and muck samples are all used at La Guitarra for mining control as well as for reserve and resource determination.

Diamond drill holes are used to locate the extensions of the veins or to find new veins. Drill holes are also used to provide sample data between the mine levels for resource and reserve determinations. The drill core is logged in La Guitarra’s facility at the mine site. The core is oriented and marked for sampling by the geologist. For all drill core the intervals selected for sampling are cut in half using a diamond saw by the designated core splitter. One half of the core is retained in the core box for further consideration and the other is placed in properly marked sample bags for shipment to the laboratory. The collars of all diamond drill holes are surveyed and the holes are surveyed down the hole.

The chip samples are taken underground by a trained sampler. The new exposures of the veins are sampled in the workings. Due to production pressures not all of the stope lifts are sampled. The samples are taken by chipping with a hammer across the sample length in a channel fashion. The sample lengths are set so that the individual veins and the waste sections within the veins are sampled separately. The wall rocks at the sides of the veins are sampled separately from the veins. The samples are normally less than a metre in length. The samples are placed in appropriately marked bags and transported to the laboratory. The samples are marked and located using the survey markers for control.

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June 25, 2008

Genco has implemented a quality control system that includes the insertion of blanks, duplicates and reference material in the sample stream. To check the assay results, the La Guitarra laboratory re-assays approximately 3% of all of the samples with additional checks run on anomalous values. This program was not fully implemented during 2007 due to the extra volume of samples the laboratory was assaying.

The program to send the samples out for check analysis is under the direction of La Guitarra’s Superintendent of Geology.

Assaying:

The La Guitarra assay laboratory follows standard protocols for sample preparation and assaying. As the silver levels are generally high in the samples run by the mine the practice of routinely adding a fixed amount of silver to the assay sample has not been practiced. When this procedure of a silver addition is used the analysis of low grade samples is easier.

In 2006, Genco introduced quality control and assurance programs and there is now a program set up to confirm the assay labs results. The results from this program are discussed below under check assaying. This program was not kept up in 2007 and is not dicussed based on 2007 results.

At the La Guitarra Laboratory the samples are

Crushed to 1/8 inch with a jaw and cone crusher
Riffle split to approximately a 200 gm sample
Dried
Pulverized in a disk pulverizer with 90-95% passing 200 mesh screens.

The pulverizer and crusher are cleaned by compressed air after each sample.

Normal fire assay procedures are employed using a 20 g sample regardless of the source of the sample. La Guitarra previously used 10 g assay samples but this was increased in late 2006 as the 10 g was a very small sample for rock analysis especially if the sample is low grade and the silver addition to the sample is not made.

The doré bead is weighed on a micro balance.

The silver is removed from the doré bead with nitric acid.

The gold prill, remaining after the silver is removed, is weighed using a micro balance.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Sample Handling:

The recent drill programs have seen the introduction of quality control and quality assurance programs to insure that the sampling and assaying is conducted in accordance with the best possible practices.

Initially for the check analysis the drill core was handled as mentioned above with one half of the sawn core going to the mine site lab for preparation. After the initial preparation, crushing and grinding, samples are split for both the mine lab and for Chemex. The samples actually sent for this set of check analysis would have been either a crushed lab reject or a ground pulp reject. Both of these methods have been employed in the past. The sample was sent to Hermosillo where it was pulverized in the Chemex lab and then the prepared pulps were sent on to Vancouver for fire assaying.

The current practice is to send one half of the sawn drill core directly to the Chemex facility in Hermosillo and the prepared pulps are sent to Vancouver for analysis. When requested duplicate samples will be prepared for the La Guitarra lab. Occasionally a quarter split of the core is sent to the La Guitarra lab.

All of the sample rejects, and pulps are returned to the mine for storage.

Check Assaying:

In 2007 there were 867 check analysis of the samples from the recent drilling. These 867 samples were analyzed by Chemex in Vancouver B.C. and by the La Guitarra Mine laboratory. In the 2006 there were 1653 samples that were assayed by both of these laboratories. The 2006 sampling is available in the GRCA reports dated May 15, 2007 and September 22, 2006.

The mine lab analyzed the samples as described above. Chemex uses a different procedure for analysis with all of the samples being analyzed by ICP with an AA finish. Samples containing more than 10 g Au/t or more than 100 g Ag/t are re-analyzed using a fire assay with a gravimetric finish for both silver and gold or an acid digestion with an AA finish for silver.

The following are the averages for this set of check samples. The assays have been presented as a straight arithmetic average.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Table 4: Comparison of All of Check Analysis

Sample Groups		Au, g/t		Ag, g/t		eAg g/t
	#	LG	Chemex	LG	Chemex	LG	Chemex
ALL
Average	867	0.19	0.18	17.7	18.6	27.2	27.6

Note: eAg is calculated in this table on the basis of 1 g Au = 50 g Ag.

It is not good enough to just average all of the samples and compare the averages, as often there is an abundance of low grade samples which have a smoothing effect on the average of all the samples.

The samples that are the most critical in the estimation of the grade of the resources for the underground mine are the samples with the values 60 g Ag/t and higher. Even more important are the samples with values of 150 g Ag/t and higher.

The values in the zones that are going to be mined are of great importance and the average results of the check assaying in the range from the lower cut-off up should be close if the sample size is sufficient.

The results of the averaging vary slightly depending on whether the samples are ordered by the La Guitarra assays or the Chemex assays. They involve slightly different groups of samples. In the case of the La Guitarra samples there are 19 samples 150 g Ag/t or higher. At the same assay level there are 19 samples in the Chemex group.

If all of the samples grading 60 g Ag/t or higher are considered then there are 40 samples in the La Guitarra group. In the Chemex group there are 39 samples. Table 5 shows the averages for this set of check analysis.

Considering that there are 867 samples with check assays there are far too many low grade samples being checked. This comes as the drill core samples from whole holes being sent for assay. It would be far better to check assay the mineralized zones and the areas immediately around them.

The results are not good. There are a number of very erratic results that are possibly caused by mix-ups in the sample numbers or very poor sample pulp preparation.

La Guitarra has taken steps to improve the sample preparation. If the sample preparation is the current problem then the check assaying will be improved when the results are checked again.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Considering the laboratory comparisons that were made in 2006 it would appear that the assay methods were suitable. However both Chemex and La Guitarra labs have been working at capacity and possibly the quality checking in the labs has not been as good in 2007. At any rate La Guitarra has to do everything it can to ensure the assay values are correct.

Table 5: Comparison of Check Analysis => 60 g Ag/t

SAMPLE GROUP			Au, g/t		Ag, g/t		eAg, g/t
			LG	Chem	LG	Chem	LG	Chem

Ag 150+g/t	Chemex	Average	2.13	2.42	358	470	465	591
		Population	19	19	19	19	19	19

Ag 150+g/t	La Guitarra	Average	2.69	2.11	438	394	573	500
		Population	19	19	19	19	19	19

Ag 60+	Chemex	Average	1.29	1.63	209	273	274	355
		Population	39	39	39	39	39	39

Ag 60+	La Guitarra	Average	1.56	1.15	260	236	338	294
		Population	40	40	40	40	40	40

Note: eAg is calculated in this table on the basis of 1 g Au = 50 g Ag.

It should be noted that there are a few items that make it difficult to compare the results. The laboratories use different techniques. The detection limits are different at each laboratory with the level of detection at Chemex being lower. The number of samples in the upper ranges that would be so important for the resources is not large enough with only 19 samples greater than 150 g Ag/t and only 40 samples above 60 g Ag/t.

The lower detection limits at La Guitarra lab are 0.02 g Au/t and 2 g Ag/t. The Chemex laboratory has given results as low as 0.011 g Au/t and 1.3 g Ag/t.

As the mine is now contemplating mining a much lower grade ore from the open cut of the Creston project and possibly some lower grade portions of the zones underground, it is necessary to look at the results of the analysis in the lower ranges.

There are 828 samples that Chemex assayed that have less than 60 g Ag/t. The of the assays is 0.11 g Au/t and 6.6 g Ag/t when assayed by Chemex and 0.14 Au g/t and 8.8 g Ag/t when assayed by La Guitarra.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Table 6: Comparison of Check Analysis 10-29 g Ag/t

SAMPLE GROUP			Au, g/t		Ag, g/t		eAg, g/t
Range			LG	Chem	LG	Chem	LG	Chem
Ag, g/t
10 – 29	Chemex	Average	0.16	0.25	15	16	23	29
		Population	116	116	116	116	116	116

10 – 29	La Guitarra	Average	0.25	0.23	16	19	29	31
		Population	115	115	115	115	115	115

30 – 59	Chemex	Average	0.45	0.69	58	41	81	76
		Population	40	40	40	40	40	40

30 – 59	La Guitarra	Average	0.83	0.31	41	37	83	53
		Population	35	35	35	35	35	35

Note: eAg is calculated in this table on the basis of 1 g Au = 50 g Ag.

Although the analysis for the lower grade material is now better than in the past due to the increase in the sample size that La Guitarra is using, it would be better if the sample size was increased further. The current assay facilities are not sufficient to accommodate a larger sample and to assay the number of samples that are needed on a daily basis.

The results of the check assaying in the ranges from 10 to 59 g Ag/t are being skewed by some erratic results as in the higher grade samples. This set of check analysis is not satisfactory because of the small number of samples in the resource range.

There are 670 samples of the 867 check samples that have less than 10 g Ag/t.

Although these results are not good, based on past assaying at both Chemex and La Guitarra the overall assay results are satisfactory for the Resource and Reserve estimation. However if check analysis continue to be this erratic then the new zones may be compromised.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Section 7

RESOURCES and RESERVES

Mining has been carried out at La Guitarra since 1993. The grade of the ore mined during that period is similar to the grade of the resources and reserves over that period. As can be noted in Table 9 (page 48) the silver production is generally a bit lower than the resource values and the gold is slightly higher.

All through the production period from 1993 the methods used for calculating the resources and reserves have been generally the same.

Each year the La Guitarra geology staff prepares a resource and reserve summary based on standard methods, utilizing the criteria that have been developed over the years. The method of calculation and the results are discussed below.

Resource and reserve calculations are based on chip sampling of the veins and diamond drill hole results.

Long Range Plan:

La Guitarra is planning on increasing production to 3000 tonnes per day or just over a million tonnes a year. This production will be accomplished by developing 5 or more of the small high grade deposits that it has identified. To develop all of the underground facilities will take considerable time. To reach the production rate before the underground development can be completed, consideration is being given to accessing the near surface medium grade mineralization that is associated with each of these vein structures by open pit mining.

La Guitarra Resource and Reserve Calculations:

The La Guitarra Mine including the San Rafael zones account for most of the resources and reserves that have been identified as suitable for the traditional underground mining at La Guitarra. Included in the summary are some resources and reserves from the other La Guitarra properties that are suitable for underground mining. The resources and reserves for the other properties were calculated by the La Guitarra Mine staff using the same criteria used for the La Guitarra Mine.

Resources suitable for open pit mining have been modeled by the mine staff and their consultants. They are included in the summary.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

The resources and reserves have been classified to meet the requirements of NI 43-101.

National Instrument 43-101 Definitions of Resources and Reserves

The Reserve and Resource estimation classifications as prescribed in National Instrument 43-101 are given here for clarity.

MINERAL RESOURCE

Mineral Resources are sub-divided into 3 categories depending on the geological confidence. The highest level or the level with the most confidence is the ‘Measured’ category. The next level of confidence is the ‘Indicated’ category and the lowest level, or the resource with the least confidence, is the ‘Inferred’ category.

INFERRED MINERAL RESOURCE

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling, gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

INDICATED MINERAL RESOURCE

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

MEASURED MINERAL RESOURCE

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

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June 25, 2008

MINERAL RESERVE

Mineral Reserves are sub-divided into 2 categories. The highest level of Reserves or the level with the most confidence is the ‘Proven’ category and the lower level of confidence of the Reserves is the ‘Probable’ category. Reserves are distinguished from resources as all of the technical and economic parameters have been applied and the estimated grade and tonnage of the resources should closely approximate the actual results of mining. The guidelines state, “Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility.” The guidelines also state, “The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all government approvals have been received. It does signify that there are reasonable expectations of such approvals.”

PROBABLE MINERAL RESERVE

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated Mineral Resource and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

PROVEN MINERAL RESERVE

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

La Guitarra Mine Calculation Method for Underground Mining:

BASIC INFORMATION

All of the assay data is plotted on plans and sections to be used for zone interpretations.

The ore reserves are calculated on longitudinal sections.

Each stope area has a section or plan and a work sheet that is kept on file.

The calculated grade, zone width, area of influence and resource or reserve category for each data set (ie. drill hole or chip sample assays) is entered into a spreadsheet. For reserves dilution is added.

In the case of the Santa Ana vein and the San Raphael III, the grades and tonnages are calculated only from diamond drilling results.

The near surface zones that are being considered for open pit mining and in some cases are actually being mined at the present have utilized surface trench sampling and drill holes to establish the grade and tonnage.

MINIMUM WIDTH

The minimum mining width for the steeply dipping structures underground is 0.8 m.

CALCULATION OF THE TONNAGE

The volume for a stope block is calculated using the area of the block on a longitudinal section multiplied by the average vein width. The area is determined using Autocad. The volume in cubic metres is then converted to tonnage by multiplying it by the specific gravity of the ore.

SPECIFIC GRAVITY OF ORE

The specific gravity or tonnage factor used to convert the volume of the blocks to tonnes is 2.7. That is 2.7 t/m3. The specific gravity used in establishing the surface ore tonnages is 2.5.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

The tonnage factor of 2.7 has been historically used at La Guitarra and appears to have worked well. As new veins are encountered and considered as resources, testing should be done to determine the tonnage factor for the new veins. Tonnage factors do change especially if the content of sulphides or other minerals such as barite changes.

AREAS OF INFLUENCE

Traditionally La Guitarra varied the area of influence depending on the strike length of the mineralized zone. The projection of the grades and widths from a sampled heading is 8 m for Measured Resource/Proven Reserve (MR/PR), if the strike length is 15-45 m and the projection is 16 m if the strike length is 45-85 m.

For an Indicated Resource/Probable Reserve (IR/PbR) block the grade projection is twice the allowable projection for Proven blocks. The probable projection is an additional 16 m if the strike length is 15-45 m or an additional 32 m if the strike length is 45-85 m. Combined the proven and probable projection is 24 m if the strike length is 15–45 m and the total projection is 48 m if the strike length is 45-85 m. The projections never exceed half way to the next information point.

This practice has been maintained for the resources that have been estimated in the conventional way, however the resources based solely on drilling have been treated differently. The measured category has been based on a 10 m projection in each strike direction and both up and down dip, but in all cases the projection does not exceed half way to the next data point. For the Indicated Resource block the grade projection is an additional 15 m making the measured and indicated a total of 25 m, however the projections never exceed half way to the next information point. At Santa Ana, where the mineralization seems more consistent the Proven was projected the standard 10 m but the Probable was projected from 10 to 50 m. The projections never exceed half way to the next information point.

CUT-OFF GRADE

Cut-off grades for the resources and reserves were based on a silver equivalent (eAg) of 135 g/t. The mining cost assumed for this cut-off is US $44/t and a recovery in the mill of 85% for both silver and gold.

The Creston area block model used a 20 g eAg/t cutoff.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

CAPPING OF ASSAYS

La Guitarra does not have an absolute cap to the assays. In the case of anomalous values the average grade for the block is calculated and any values above the average are reduced to the average and then the grade of the block is re-calculated.

The effect of grade capping can only be truly examined when a large tonnage has been mined and the recovered silver and gold can be compared with the forecast for that period.

The comparisons are difficult as the average grades are again modified by the grade adjustment factor mentioned above.

It appears that some grade modification is necessary at La Guitarra. It would be realistic to try to include the capping or cutting with the grade adjustment factor, so there is only one adjustment.

There may be some high values that were just left out when averaging the block grades.

In the Creston Area all the vein samples were included in the grade estimations including the samples that contained no Ag or Au. There was no grade capping applied to the Creston Area surface zone within 15 m of a very high grade zone but these grades were severely capped beyond 15 m in the interpolation as shown in Appendix E, Table E3.

In the case of the resources based solely on diamond drilling, a cap was applied equal to the mean plus 2 times the standard deviation. This method gives different results for each of the veins.

GRADE ADJUSTMENT FACTOR

Grade adjustment factors for silver and gold are applied to the averages for a stope block. This method is a common adjustment in the Mexican mines and is used to convert the grades in the stope blocks to grades that closely approximate the extracted ore and the mill heads. Although this method appears to work it, tends to hide possible problems if they exist, such as excess dilution or problems with the sampling method or the assaying. The portion of the reserves that were treated this way is small.

The silver grade is reduced by 16%. The gold grade is reduced by 10% based on the chip samples and it is reduced by 12% if it is based on diamond drilling samples.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

For the veins that were estimated solely on diamond drilling no grade adjustment factor was used.

DILUTION OF RESERVES

The dilution is applied to the reserves. The dilution increases the tonnage by 10% and is added on a mining block basis. The dilution is considered to be at the same grade as the adjusted grade of the stopes.

This is an unusual practice and not in keeping with the practice of the previous operators. The previous operators added 10% for dilution at zero (0) grade and the adjusted grade of the stopes was reduced based on the increased tonnage. This is a more common practice with the added dilution added at zero or the average grade of the wall rocks. The portion of the reserves that were treated this way is small.

In the case of the reserves estimated solely on diamond drilling a 20% dilution was added at a “0” grade for both silver and gold.

Dilution has not been added to the resource blocks.

MINING RECOVERY

The recovery of the ore blocks is anticipated at 100% of the diluted reserve. For the reserves calculated solely on diamond drilling only 90% of the resource block was used.

SILVER AND GOLD PRICES

The silver price used to establish the cut-off grades was based on silver at $12.00/ounce and gold at $600/ounce.

La Guitarra Mine Calculation Method for Open Pit:

AVAILABLE INFORMATION

The information available is from 141 Rotary Drill holes (GRH hole preface) and 107 Diamond Drill holes (GDH Prefix) comprising 26,217 assay intervals. Accompanying these holes are an additional 1,084 channel sample lines, aggregating 5,148 assay intervals from older mined operational areas, current operational areas, and current development areas. These 31,365 intervals represent 40,998 metres of data to define a potential bulk tonnage Open Pit opportunity.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

MODELING APPROACH

Modeling of the deposit was divided into area boundaries around Los Angeles (area 1), La Cruz (area 2), Creston and San Francisco (area 3), and San Rafael (area 4). After noting the thickness of the sterile Basalt cap over the San Rafael deposit, it was decided to exclude the San Rafael data from modeling consideration while developing the Open Pit resources.

All of the information mentioned above was used when developing the blocks.

PREVIOUS MINING

In order to determine what material was mined by the earlier Spaniards, Luis Min, and GENCO, the old workings and production areas, as mapped by Luis Min and GENCO, were developed into three dimensional solids corresponding to stopes, cross cuts, lateral drives, ramps, and other workings to indicate where material has been removed.

THE BLOCKS

The grade model is made up of blocks whose dimensions are 10 metres long on strike and 3 metres wide. The bench height for mining is set to 3 metres high. In order to composite the drill holes for interpolation, and the channel samples intersecting any particular block, the assay data is composited into bench height thicknesses or if sub-horizontal, 3 metres in length.

PROCEDURE

A full description of the procedures that were followed and the statistics on the assay data is available in Appendix E.

The results at 20 g/t eAg cutoff are show in Table 8.

March 31, 2008 Resource and Reserve, Underground Mining:

Using the above method and criteria the La Guitarra geology staff has estimated the resources and reserves as shown in the tables below. The classifications are in keeping with the guidelines in the NI 43-101.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

The resource estimates do not include the reserves. The reserve estimates are recoverable, diluted and in-situ.

The distribution of the reserves at La Guitarra can be seen on Figures 8, 9, 10,11 and 12.

Figure 8: Vertical Long Section Showing Ore Zones

Figure 9: Vertical Long Section, Colosso, Jessica Vein

The sections have been supplied by Genco.
The scale of Figure 9 is approximately 1 cm = 27 m.
The scale of Figure 10 is approximately 1 cm = 17 m.
The scale of Figures 11 and is approximately 1 cm = 21 m.
The scale of Figures 12 and is approximately 1 cm = 33 m.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Tiro Nazareno
NAZ 03-03
0.29/190 (1.5m)
GRH-143
0.03/288/3.0m
GRH-140
0.014/40/1.5m
0.002/46/3.0m
GRH-141
0.04/258/12.0m
GRH-142
0.48/208/1.5m
NA-11
1.01/47 (1.45m)
GDH-194
GDH-199
GRH-148
0.05/141/1.5m
NA/150-05
0.20/28 (1.45m)
NA/150-03
12.0/147 (1.85m)
L150-3HW
L150-3FW
L150-1HW
L150-1FW
NA/150-01
1.0/45 (0.75m)
L150-2HW
L150-2FW
NA/150-04
0.10/23 (0.80m)
NA/150-06
L150-4HW
L150-4FW
GRH-145
0.002/262/1.5m

Figure 10: Vertical Long Section Nazareno

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Figure 11: Vertical Long Section Santa Ana

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Figure 12: Vertical Long Section La Guitarra SE
(San Raphael)

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Table 7: Estimated Proven and Probable Reserves

Location	Proven			Probable
	Tonnes X 1000	Ag g/t	Au g/t	Tonnes X 1000	Ag g/t	Au g/t

La Guitarra Mine
Underground

Guitarra	226	209	1.89	445	187	1.69
Santa Ana	90	210	0.27	430	190	0.21
Nazareno	47	198	0.98	90	178	0.55
Coloso	16	257	1.51	82	258	1.49

Total La Guitarra Underground	379	210	1.38	1,047	193	0.97

Grand Total Proven and Probable Reserves 1,426,000 tonnes at grades of 198 g Ag/t and 1.08 g Au/t

The Proven and Probable Reserves are diluted and recoverable.

The Estimated Proven and Probable Reserves at December 31, 2007 total 1.4 million tonnes at grades of 198 g Ag/t and 1.08 g Au/t.

In addition there is a near surface Measured and Indicated Resource of 13.1 million tonnes with estimated grades of 56 g Ag/t and 0.60 g Au/t as shown in Table 8. A portion of this near surface Resource can possibly be mined with an open pit.

There is an estimated Inferred Resource of 13 million tonnes made up of the extensions of the known zones both along strike and down dip and a surface portion that may be amenable to open pit mining. The underground inferred resource totals approximately 10 million tonnes at estimated grades of 305 g Ag/t and 1.95 g Au/t. The surface Inferred Resource is approximately 3 million tonnes at estimated grades of 48 g Ag/t and 0.71 g Au/t. (Appendix D and E)

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Table 8: Estimated Open Cut Resources, 20 g/t eAg CutOff

Class	Tonnes	Ag	Au	eAg	oz Ag	oz Au	oz eAg
	X 10[6]	g/t	g/t	g/t	X 10[6]	X 10[6]	X 10[6]
Measured	4.2	63	0.66	96	8.6	0.09	13.0
Indicated	8.8	52	0.57	81	14.8	0.16	22.8
Total M + I	13.1	56	0.60	86	23.3	0.25	35.9

Inferred	3.5	48	0.71	84	5.4	0.08	9.3

Note: In table F4 there may be slight discrepancies in M+I due to rounding.

Discussion of Resources and Reserves:

The resource and reserve estimation by La Guitarra has been carefully done. The estimation procedures and the application of the procedures were reviewed by Glenn R. Clark. This involved reviewing the interpretation of many of the stopes and spot checking the calculations and the summaries. The classifications meet the requirement of National Instrument 43-101 classification of Resources and Reserves.

The true test of a reserve estimate is whether the exploitation of the resource closely matches the estimate that was made.

The reserve grades have been similar to the grades that have been mined over the years. It is highly likely that with careful mining and proper grade control the production will match the reserves.

The Creston Open Pit Project is to recover the near surface lower grade material around the main veins. This surface project will have a much lower mining cost and for that reason the grades of the surface are considerably below the grades that are necessary for the underground resources and reserves.

It should be noted that the Reserves are diluted and adjusted for mining recovery. The resources have neither been diluted nor adjusted for mining recovery.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Section 8

LA GUITARRA MINING and PROCESSING

Mining and processing at La Guitarra has been carried out in recent times since 1993. The mineral extraction has been from underground stopes. The processing has been done on the property with concentrates being shipped for recovery of the silver and gold. Mine production since 1993 was 1,048,925 tonnes at average grades of 278 g Ag/t and 3.73 g Au/t.

Table 9: Historical Production and Reserves

LA GUITARRA MINE
TOTAL MINERAL RESERVES AND MINE PRODUCTION
(during the period 1993 to 2007)
	PRODUCTION			RESERVES
Year	Tonnes	Grade		Tonnes	Grade
		(g Ag/t)	(g Au/t)		(g Ag/t)	(g Au/t)
1993	8,206	320	5.20	-		-
1994	25,055	256	3.58	98,000	476	3.24
1995	65,096	323	3.20	208,000	361	3.75
1996	94,375	287	3.60	356,000	286	3.24
1997	107,305	294	4.30	377,000	312	3.24
1998	106,262	319	3.80	363,000	308	3.06
1999	105,136	312	3.98	258,000	433	3.12
2000	113,790	259	3.32	290,000	428	2.98
2001	101,550	230	4.00	211,000	397	2.77
2002	79,679	201	3.46	96,000	358	2.85
2003	41,387	253	3.09	126,739	558	15.72
2004	41,947	274	3.66	94,125	415	5.34
2005	45,922	326	5.54	173,403	640	3.97
2006	53,873	348	3.07	245,400	269	2.35
2007	59,342	192	3.20	671,000	194	1.76
Note: The reserves stated are as of December 31 For the La Guitarra Mine only

The La Guitarra Mine employs conventional drill and blast mining methods to extract the ore. Access to the mining areas is by adits and ramps.

The ore is processed by conventional sulphide flotation. The concentrates are sent to a refinery to recover the silver and gold.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

In the 12 month period ending December 31, 2007, La Guitarra mined and processed 59,342 t at a grade of 192 g Ag/t and 3.20 g Au/t. The lower silver grades for 2007 can be attributed to a trial period of surface pit mining and later in the year a limited amount of lower cost underground bulk mining.

Figure 13: La Guitarra Mine Long Section

Mining Method:

Mining is by normal cut and fill and some long hole stopes.

Access to the stopes is from ramps.

The cut and fill is carried out conventionally utilizing scoop trams to muck the ore.

The ore is moved from underground to the surface plant utilizing trucks.

The stopes are filled with development rock, rock from surface excavations, sand fill or by blasting the walls of the stope to create broken rock for fill.

These mining methods recover about 100% of the reserve blocks.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Processing the Ore:

The La Guitarra mill is rated at 340 tonnes per day and the throughput has been building to that rate. In 2007 the production was approximately 170 tonnes per day. In 2006 the mill processed approximately 154 tonnes per day. The production rate in 2005 was close to 130 tonnes per day. At present all of the ore that is delivered to the mill can be processed without a stockpile building up.

The ore at La Guitarra is put on a pad beside the jaw crusher. It is then taken to the crusher using a front-end loader. If there are different types of ore on the pad they are blended as they are put to the crusher. The crushing is done with a jaw crusher and a secondary cone crusher.

After the ore is crushed it is treated by conventional means. The crushed ore is ground in the three ball mills that are in parallel. The ground ore passes through three stages of flotation producing a sulphide concentrate.

The concentrate is filtered and dried and then trucked to the San Martin refinery. San Martin recovers and refines the silver and gold from the concentrate on a contract basis and pays La Guitarra for the silver and gold, less the various toll charges that are applicable. La Guitarra does not have to sell its production to San Martin and could, if La Guitarra wished, terminate the commercial contract on 30 days notice.

Silver and gold recovery to the concentrate has been quite good in the past year. The La Guitarra mill in 2007 recovered 84.9% of the silver and 82.8% of the gold. This compares very well with the 2007 forecast recovery of 84% of the silver and 84% of the gold.

The mill will be able to process all of the ore that can be delivered from the mine.

Operating Cost:

The forecast operating costs for 2008 for a tonne of ore are given below.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Table 10: Forecast Cash Operating Cost for Underground Mining
(12 months ending December 31, 2008)

Operation	Cost $/tonne
Mining	19.18
Milling	11.31
All Maintenance	15.86
Engineering	2.94
Geology	4.22
Administration	8.55
Smelting/Refining	9.26
Total Cash Operating Cost UG	71.32

Forecast Production:

La Guitarra plans to increase the total tonnes mined and processed in 2008. This will be achieved with increased mining underground at La Guitarra and possibly some production from the Santa Ana vein.

The forecast is to produce approximately 91,000 tonnes with the average grades in the order of 186 g Ag/t and 1.54 g Au/t.

The recovery of gold and silver should be in the order of 640,000 oz eAg/t. This will be an increase of approximately 12% over the 2007 production, although the head grades will be lower. The average recovery of silver and gold in 2008 has been forecast at 83%.

Capital Costs:

The capital costs for the 12 month period ending December 31, 2007 was estimated at $9.6 million. Included in this cost was $7.4 million for exploration. The actual capital costs for 2007 were $12.9 million including $6.9 million for exploration.

The capital cost estimate for the 12 month period ending December 31, 2008 is $9.6 million including $5.0 million for exploration.

Glenn R. Clark & Associates Ltd.	Page 54

La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Section 9

EXPLORATION

La Guitarra is actively exploring the Temascaltepec properties to extend the known zones and find new ones. Exploration at La Guitarra has been rewarding. The exploration that was started just after Genco purchased La Guitarra located the San Rafael vein system. This vein system was a blind find some 300 m southeast of the La Guitarra vein system. This vein system is already being mined and is an important part of the resources and reserves.

There are many exploration targets on the property as evidenced by the old mine workings, the remnants of surface pitting and trenching.

The effectiveness of this exploration program can be seen in the increases in the Resources and Reserves that have been identified.

There are good exploration targets that have not been checked yet. In addition the extensions of the known zones need to be explored. A continuing exploration is called for especially if a production expansion is to take place.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Section 10

CONCLUSIONS and RECOMMENDATIONS

Conclusions:

The Resources and Reserves estimates truly reflect the mineralization that is currently known. The estimates conform to the requirements of National Instrument 43-101.

At the rate of production of approximately 91,000 tpy, that is planned for 2008, the Proven and Probable Reserves are sufficient for approximately 16½ years. Increased production from the La Guitarra Mine is planned.

In general the development and exploration program initiated at La Guitarra and the surrounding properties should continue.

Increased exploration and development underground is necessary to establish sufficient working faces to allow flexibility in the mining sequence. More working faces will allow the rate of production to rise without sacrificing the mill head grade.

Increased tonnage to the mill will allow it to operate at the optimum level.

Recommendations:

The check assaying must be improved with more standards and blanks being placed in the assay stream. The sample preparation needs to be improved.

There are two parameters in the Resource estimation that need to be monitored and modified if indicated.

1:      The first is the assay capping or cutting. This can have a larger effect on the resources than the density. The capping of assays is an important part of the Resource estimations. There are a number of ways to establish the cap method and the method used by La Guitarra appears to be sufficient at present. However, it is known that all zones are not the same and the cap for one zone may not be proper for another zone. Changing mineralization or even the size and distribution of the silver and gold will affect the necessary capping level.

It may prove worthwhile to compare the mined tonnages and grades of the stopes with the basic data that the Resource estimate was made from.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

For the new zones that have not been mined it will be important to consider the assays and the mineral distribution before a cutting factor is established. Progress was made in 2006 and this was considered in the Reserves and Resources for the new zones.

2:      The second is the dilution. Dilution affects the Reserves more than any change that one could foresee from the density or the assay capping. Every effort should be made to monitor the dilution. This monitoring is important so the proper dilution can be applied to the Reserve estimations.

More importantly, dilution is expensive and by monitoring the dilution it may be possible to recognize the reason for the dilution and rectify it with a change in the mining practice.

This is a constant problem and the geology department and the mining department have to work together on this problem.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Section 11

CERTIFICATE OF QUALIFICATIONS

I, Glenn R. Clark, am a professional engineer and principal of Glenn R. Clark & Associates Limited, Cobourg, Ontario, Canada. I reside at 288 King Street East, Cobourg, Ontario.

This certificate applies to the report prepared for Genco Resources Ltd., ”Review of Resources and Reserves, La Guitarra Mine, Temascaltepec, Mexico”, June 25, 2008.

1.

I am a Professional Engineer, registered as a Consulting Engineer with the Association of Professional Engineers of the Province of Ontario, Canada. Registration number 8506016. I graduated from the University of Toronto in 1958 with the degree of Bachelor of Applied Science in Geology. I have been engaged in mineral exploration and mine development for more than fifty years.

2.	As a result of my experience and education, I am a “Qualified Person” as defined in National Policy 43-101.

3.

This report is based on the examination of the available data including previous reports. A site visit to the La Guitarra Mine Property was made from February 18-23 and May 12-14, 2008 for the purpose of this report.

4.	The sources of all information are noted in the report. The information provided by the various parties to the best of my knowledge and experience is correct.

5.	I am independent from Genco Resources Ltd. in accordance with the application of Section 1.4 of National Instrument 43-101

6.

I have previously visited and reported on the La Guitarra property in a report entitled “Review of Resources and Reserves, La Guitarra Mine, Temascaltepec, Mexico, May 15, 2007” and “Review of Resources and Reserves, La Guitarra Mine, Temascaltepec, Mexico, September 22, 2006”

9.	I have read National Instrument 43-101 and Forms 43-101F1. This report has been prepared in compliance with these documents.

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

12.

I consent to the filing of this report with any stock exchange or other regulatory authority and any publication by them, including electronic publication of this report, in the public company files on their websites accessible to the public.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Appendix A

TERMS AND DEFINITIONS

The following acronyms and terms are common throughout this report.

La Guitarra is the operating mine owned by Genco Resources Ltd.

Genco refers to Genco Resources Ltd.

GRCA refers to Glenn R. Clark & Associates Limited.

Ag refers to silver

Au refers to gold

eAg refers to silver plus gold with 1 g of Au = to 50 g Ag

UNITS

All units are metric unless otherwise noted.

Tonnes (t) refers to a metric tonne of 1000 Kilograms (kg) tpy refers to tonnes per year oz/ton refers to ounces per dry imperial ton

ac refers to acres

1.609 kilometres (km) = 1 mile

1 hectare (ha) = 2.47 acres

1 tonne = 1.1023 tons or 2,205 pounds

1 g/t = 0.029167 oz/ton

1 g = 0.032151 oz (troy)

1 oz (troy) = 31.1035 g

MONETARY

All monetary values are given in US dollars unless otherwise stated.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Appendix B

REFERENCES

There are a number of previous reports regarding the La Guitarra Mine. The information in these technical reports and the information supplied by La Guitarra staff and Genco was relied upon for this review.

Clark, Glenn R. (2007): Review of Resources and Reserves, La Guitarra Mine, Temascaltepec, Mexico, May 15, 2007. A Glenn R. Clark & Associates Ltd. report prepared for Genco Resources Ltd.

Clark, Glenn R. (2006): Review of Resources and Reserves, La Guitarra Mine, Temascaltepec, Mexico, September 22, 2006. A Glenn R. Clark & Associates Ltd. report prepared for Genco Resources Ltd.

Genco Resources Ltd. (2006): Press Releases annual reports and copies of reviews of La Guitarra can be found on the Genco web page. (www.Gencoresources.com)

Gordon, Allen S. (2003): Report of Site Visit to La Guitarra Mine, Temascaltepec, Mexico. An Evergreen Mineral Ventures Limited unpublished report prepared for Genco Resources Ltd., February 3, 2003.

Höy, Trygve (2004): Geology of Ag-Au veins in the Mina de Agua Area, Temascaltepec, Mexico (with references to La Guitarra Mine). An unpublished report prepared for Genco Resources Ltd., March 30, 2004.

Spring, Velasquez (2003): A Technical Review of the La Guitarra Mine, Mexico. A Watts, Griffis and McOuat Limited unpublished report prepared for Genco Resources Ltd., February 20, 2003.

Telluris Consulting Ltd. (2005): Structural and Remote Sensing Study of the La Guitarra Mine District, Mexico State, Mexico. An unpublished report prepared for Genco Resources Ltd., June 2005.

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Appendix C

LIST OF CONCESSIONS

LA GUITARRA MINE PROPERTY HOLDINGS
(Sorted by Ownership)

NAME	TITLE	HECTARES	VALIDITY
			FROM	TO
Owned by La Guitarra Mine
El Rey*	172361	7.67	Dec.15-1983	Dec.14-2033
La Cruz*	179607	3.78	Dec.11-1986	Dec.10-2036
El Nuevo Rey*	180496	6.00	Jul. 13-1987	Jul.12-2037
Veta Grande No. 2*	185878	8.00	Dec.12-1989	Dec.11-2039
Jesús Nazareno*	189684	6.00	Dec. 5-1990	Dec.04-2040
Demasias del Progreso*	191124	3.35	Apr.29-1991	Apr.28-2041
Fracc. II de Teresa I*	191224	1.33	Dec.19-1991	Dec.18-2041
Teresa II*	191225	1.69	Dec.19-1991	Dec.18-2041
Teresa I*	191235	35.10	Dec.19-1991	Dec.18-2041
Ampl. del Progreso*	191334	3.02	Dec.19-1991	Dec.18-2041
Guadalupe*	191482	43.00	Dec.19-1991	Dec.18-2041
El Guitarron*	191488	138.49	Dec.19-1991	Dec.18-2041
La Guitarrilla*	192325	7.54	Dec.19-1991	Dec.18-2041
El Salvador*	192797	7.31	Dec.19-1991	Dec.18-2041
Ampl. Del Rey*	193970	0.35	Dec.19-1991	Dec.18-2041
La Tosca*	196113	30.00	Sep.23-1992	Sep.22-2042
La Albarrada*	196548	1.54	Jul. 23-1993	Jul.22-2043
El Progreso*	198404	2.57	Nov.26-1993	Nov.25-2043
El Violin*	199934	10.00	Jun.17-1994	Jun.16-2044
El Contrabajo*	206547	3.20	Jan.23-1998	Jan.22-2048
El Coloso III	210464	154.75	Oct.08-1999	Oct.08-2049
El Coloso II	211448	157.92	May.25-2000	May.24-2050
El Coloso IV	212370	1.60	Oct.04-2000	Oct.03-2050
San Luis Sur 88	212556	1,538.95	Oct.31-2000	Oct.30-2050
La Guitarrilla Dos Frac.I*	215219	9.10	Feb.14-2002	Feb.13-2052
La Guitarrilla Dos Frac.II*	215220	20.45	Feb.14-2002	Feb.13-2052
El Virrey*	216193	4.60	Apr.12-2002	Apr.11-2052
El Nazareno Sur	216635	17.20	May.17-2002	May.16-2052
El Nazareno	217506	897.35	Jul. 16-2002	Jul.15-2052
Los Timbres	217766	383.50	Aug.13-2002	Aug.12-2052
El Peñón Frac. 1	217796	94.30	Aug.23-2002	Aug.22-2052
El Nuevo Rincón	217986	465.41	Sep.18-2002	Sep.17-2052

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Appendix C (contd)
Concessions

NAME	TITLE	HECTARES	VALIDITY
			FROM	TO
Owned by La Guitarra Mine
El Penon	218282	185.08	Oct.17-2002	Oct.16-2052
Mina de Agua	218797	2,239.45	Jan.17-2003	Jan.16-2053
Jody	228902	100.00	Feb. 15-2007	Feb. 14-2057
Tere	228903	329.58	Feb. 15-2007	Feb. 14-2057
Lucia	228904	327.50	Feb. 15-2007	Feb. 14-2057
Renacimiento	229918	31,700.27	Jun. 28-2007	Jun. 28-2057

Leased From Mario Hector Gottfried Joy
Ampl.de Los Comales	195409	151.43	Sep.14-1992	Sep.13-2042
San José	198961	35.00	Feb.11-1994	Feb.10-2044
Jessica	203986	25.00	Nov.26-1996	Nov.25-2046
Nazareno de Anecas	208817	279.85	Dec.15-1998	Dec.15-2048
El Coloso	221269	276.00	Jan.14-2004	Jan.13-2054

Note: All of the concessions are exploitation concessions.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

Appendix D

INFERRED RESOURCES

LA GUITARRA, EL COLOSO AND TEMASCALTEPEC AREAS
INFERRED UNDERGROUND RESOURCES
December 31, 2007

Area	tonnes	Ag g/t	Au g/t	eAg g/t

Underground
La Guitarra Down Dip	1,680,000	284	3.77	473
La Guitarra SE	1,170,000	360	2.10	465
La Guitarra NW Extension	1,100,000	284	3.77	473

Santa Ana	2,070,000	252	0.32	268
El Nuevo Descubrimiento	240,000	606	3.79	796
Las Animas - Socorro	360,000	551	3.16	709
Rincon	230,000	611	3.84	803
Magdalena - Sayas	240,000	455	0.88	499
Coloso	901,000.	309	1.79	399
Nazareno	1,922,000	267	0.48	291
Purisima	110,000	551	3.16	709

Underground Inferred	10,023,000	305	1.95	403

eAg is calculated on the basis of 1 g Au = 50 g Ag

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Appendix E

BLOCK MODEL

Introduction:

In latter March 2008, a data review for the la Guitarra deposit area was undertaken that was developed from 141 Rotary Drill holes (GRH hole preface) and 107 Diamond Drill holes (GDH Prefix) comprising 26,217 assay intervals. Accompanying these holes were an additional 1,084 channel sample lines, aggregating 5,148 assay intervals that were taken from older mined operational areas, current operational areas, and current development areas. These 31,365 intervals represent 40,998 metres of data to define a potential bulk tonnage Open Pit opportunity.

Long Range Plans:

GENCO management feels that the property warrants further development and feels that it may be suitable for a much larger operation. It is currently having a feasibility study done on the possibility of a production increase to a 3,000 TPD milling operation that would be fed from 5 or more smaller high-grade underground mining operations under its control. The establish- ing of this larger milling facility would take considerably less time than will be needed to have the 5 or more UG mines developed. It seems reasonable that if the facility can be ready, mill feed could come from the UG mines with surface pit material making up the tonnage short fall until all of the UG mines are developed. To consider this the near surface La Guitarra deposits were drilled and all but San Rafael appear to contain medium grade bulk tonnages amenable to open pit production. This larger bulk mining source at an average grade of 4–5 equivalent silver ounces is expected to provide the majority of mill feed for several years while the deeper and higher-grade resources are developed into mining reserves.

Modeling Approach:

The approach for developing a model for planning future operations bulk tonnage has been to place the assays for the 248 drill holes into the four computer solid deposit models. As exploration and production has continued, samples from accessible stopes and underground workings and additional drill holes have been added to the model database.

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Modeling of the deposit was divided into area boundaries around Los Angeles (area 1), La Cruz (area 2), Creston and San Francisco (area 3), and San Rafael (area 4). Figure E1 displays the deposit divisions superimposed over the project topography, as it exists in July of 2008.

After noting the thickness of the sterile Basalt cap over the San Rafael deposit, it was decided to exclude the San Rafael data from modeling consideration while developing the Open Pit resources.

Figure E1: Mining Areas

Below in Table E1 are the statistics for the assay database used in modeling the Creston deposit at a 20 g/t silver equivalent cutoff. The data is presented by Area 1 to 3.

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La Guitarra Mine, Genco Resources Ltd.
June 25, 2008

TABLE E1: Data for Areas 1-3, 20 g/t cutoff

AREA	WEIGHT	% INTERVAL	WTD. AVG
	Metres	WITHIN CUTOFF

1.0	1629.0	31.67	129.9	eAg
	1629.0	31.67	88.3	Ag
	1629.0	31.67	0.8	Au
	1629.0	31.67	1.3	AI

2.0	1680.7	32.67	143.3	eAg
	1680.7	32.67	89.9	Ag
	1680.7	32.67	1.1	Au
	1690.7	32.67	1.5	AI

3.0	1833.5	35.65	113.9	eAg
	1833.5	35.65	71.3	Ag
	1833.5	35.65	0.8	Au
	1833.5	35.65	1.3	AI

Total	5143.2	100.00	127.6	eAg
	5143.2	100.00	83.1	Ag
	5143.2	100.00	0.9	Au
	5143.2	100.00	1.4	AI

eAg MIN. DATA VALUE = 20.0 g/t
eAG MAX. DATA VALUE = 14,730.0 g/t

Modeling the Mined Out Areas In The Underground:

In order to determine what material was mined by the earlier Spaniards, Luis Min, and GENCO, the old workings and production areas, as mapped by Luis Min and GENCO, were developed into three dimensional solids corresponding to stopes, cross cuts, lateral drives, ramps, and other workings to indicate where material has been removed. In many cases, the stope workings were refilled with mining waste or low-grade material to maintain the stability of the mining areas. When possible, these old mined areas are sampled, as the grade cutoff for the former mined material was significantly higher that that of today, and many old workings contain recoverable values at today’s significantly higher silver and gold prices. Also contained in the old workings are pillars of solid ore zone material with excellent grade remaining.

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The mined out stope areas are shown in Figures E2, E3, and E4 for Los Angeles, La Cruz and Creston/San Francisco respectively in 50 metre grid display. These stoped out areas are displayed in section format for ease in presentation. Figure E5 displays in plan view the three mined out areas as they are contained along strike. The computerized solids contain 6% more tonnage than actually processed from 1991 through 2007, and contain volume shapes mined by the previous Spanish Mining prior to records being kept.

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The drilling and channel samples have been computerized and placed in a proscribed volume model and separated into 25 metre section segments along the strike of the deposit. Data approximately 20 metres either side of the section line were placed on section, and a boundary enclosing the mineralization appearing on section was drawn. As the modeling of La Guitarra proceeded, a 20 g/t silver equivalent boundary cutoff was applied to also include lower grade, which would be either heap leach amenable ore, or using a crush, grind, floatation process flow, to create a concentrate to feed the planned milling/leach operations. The latter approach would also optimize the recovery of precious metals from ores that under ordinary circumstances would probably be used as mining waste and fill for open stopes. The profitability of both Mill feed ores and lower grade Heap Leach/Concentrate material is being determined by the Project Engineer/Metallurgical Analysis undertaken by Kappes, Cassidy and Associates of Reno, Nevada.

Figure E6: Section Lines

Figure E6 shows the location of the 76 section lines that were used to interpret the drilling and channel samples. The topography was placed on each section for surface reference, and the mined out areas developed by the mine personnel also placed on section. In the western area of the Creston deposit there are multiple closed sections interpreted to accommodate the parallel veins found during drilling, and the solids they represent are colored differently to the main vein that stretches from San Francisco in the west to the easterly most part of Los Angeles, approximately 1.4 kilometres in strike length.

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June 25, 2008

The section lines are linked for each deposit to provide closed 3-D solid shapes to place into a constrained model for limiting a grade extension interpolation for gold and silver. It is most noteworthy that the vein structure for La Cruz and Creston and San Francisco indicate that the vein system is relatively unbroken for nearly a kilometre. Figure E7 displays the linked solid, which defines the mineralized volume within the three deposits.

Material within the solid representing the veins as shown in Figure E7, is segregated from those contained within the solids represented within Figure E5, the mined out stopes. The material inside Figure E7 is assigned a code of 3, and the smaller solids represented in Figure E5 is assigned a code of 4.

Figure E7: Solids with Linked Sections

When the block model is generated to accept the volumes displayed in Figures E5 and E7, there is a code generated within the model that will receive the codes from the solids.

Compositing:

The grade model is made up of blocks whose dimensions are 10 metres long on strike and 3 metres wide. The bench height for mining is set to 3 metres high. In order to composite the drill holes for interpolation, and the channel samples intersecting any particular block, the assay data is composted into thicknesses which are bench height or, if sub-horizontal, 3 metres in length. The original composite grade statistics are detailed below in Table E2 at the 20 g/t equivalent silver cutoff.

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June 25, 2008

TABLE E2: 3M Composite Data for Areas 1-3, 20 g/t Cutoff

AREA	WEIGHT	% INTERVAL	WTD. AVG
	Metres	WITHIN CUTOFF

1.0	1790.9	32.36	114.9	eAg
	1790.9	32.36	80.8	Ag
	1790.9	32.36	0.7	Au
	1790.9	32.36	2.8	Length

2.0	1762.9	31.86	135.2	eAg
	1762.9	31.86	84.9	Ag
	1762.9	31.86	1.0	Au
	1762.9	31.86	2.6	Length

3.0	1980.1	35.78	103.5	eAg
	1980.1	35.78	64.6	Ag
	1980.1	35.78	0.8	Au
	1980.1	35.78	2.8	Length

TOTAL	5533.9	100.00	117.3	eAg
	5533.9	100.00	76.3	Ag
	5533.9	100.00	0.8	Au
	5533.9	100.00	2.8	Length

eAgCH Min. data value = 20.0000
eAgCH Max. data value = 14730.0000

Interpolation methodology:

An ore body model was generated with coordinates and elevations as follows:

	Min.	Max	Metres	Block	Num
				Size m	Blocks
X	42,400	45,400	3,000	10	300
Y	50,900	53,198	2,298	3	766
Z	1,698	2,532	834	3	278

SG: 2.5

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June 25, 2008

The model was initialized with all variables set to missing. Topography was loaded to the file, and the associated variables for the mining volumes were set to 3 by loading the mineralized solids into the model, and 4 for the mined out areas. At the same time, the composites were loaded with the same variable codes, so that the composites within the two coded areas would be the only variables used to interpolate the mineralized zone.

Specific variables are present in the block model to receive the IDW interpolated values for gold and silver. Provision was also made for the Polygonal values for the same metals. When the interpolation was complete, a procedure was run to compute the IDW and Polygonal equivalent silver and gold grades. Equivalent gold and silver values were calculated using a ratio of 50 grams silver equal 1 gram of gold.

A maximum of six composites were used for computing the grade extension, with a maximum of two composites allowed from any single drill hole. A two-pass interpolation for each metal was computed, with the first pass using a maximum ellipsoid search radius of 150 metres and the second using a 75 metre radius. The first pass was to insure that the model is filled, and the second pass for the closer interpolation computation for measured (0–20 metres) and indicated (20–50 metres) tonnages.

IDW to the third power was used for all grade interpolations. The interpolation calculation allowed uncut assays for silver and gold to be used for the first 15 metres during the interpolation. Beyond 15 metres, an outlier restriction capped gold values at 7 g/t and silver at 250 to 625 g/t on the area.

Table E3 Summarizes the parameters used in the block model grade interpolation.

Table E3: Block Model Parameters

Parameter	Value, Distance or Method
Grade Estimation Method	IDP3
Block Size (length x width x bench height)	10x3x3 metres
Composite Length	3 metres
Gold Outlier Cap	6 to 12 g/t depending on area
Gold Outlier Capping Distance	15 metres
Silver Outlier Cap	250 to 625 g/t depending on area
Silver Outlier Capping Distance	15 metres
Measured Distance	20 metres
Minimum Number of Composites for Measured	2
Indicated Projection Distance	20-50 metres
Minimum Number of Composites for Indicated	2
Inferred Projection Distance	+ 50 metres
Model Constraint	3D Solid/Wire Framing Model

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Figure E8 displays the block model in plan at azimuth 0. Each block is assigned a color code based on the equivalent silver grade. The color yellow displays low-grade material between 20 g/t eAg to 45 g/t eAg which may be stockpiled for future processing. The green color then represents 1.5 ounce to 5 ounce material, 45 g/t to 155 g/t eAg, and the red color more than 5 ounces per tonne. It is noteworthy that the plan view displays the upper most block in the model on surface coming down the mountain, and there is evident a substantial amount of plus five ounce equivalent silver material exposed on, or near surface.

Figure E9 displays the block model at azimuth 0 and a –30 degree dip to observe the coloration pattern down dip from surface.

Figure E8: INTERPOLATED MODEL

Colour Scale: YELLOW 20–45 g/t, GREEN 45–155 g/t, RED +155 g/tT (eAg)

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Figure E9: INTERPOLATED MODEL, 30º Dip

Colour Scale: YELLOW 20–45 g/t, GREEN 45–155 g/t, RED +155 g/tT (eAg)

Measured and Indicated Resources:

Table E4 below contains the M & I resource at the 20 g/t eAg cutoff. The inferred is also shown to display prospective tonnage that could enter into the M & I class with increased drilling.

Table E4: Open Cut Resources, 20 g/t eAg Cut Off

Class	Tonnes X 10[6]	Ag g/t	Au g/t	eAg g/t	oz Ag X 10[6]	oz Au X 10[6]	oz eAg X 10[6]
Measured	4.2	63	0.66	96	8.6	0.09	13.0
Indicated	8.8	52	0.57	81	14.8	0.16	22.8
Total M + I	13.1	56	0.60	86	23.3	0.25	35.9

Inferred	3.5	48	0.71	84	5.4	0.08	9.3

Note: In tables E4 and E5 there may be slight discrepancies in M+I due to rounding.

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Table E5: Open Cut Resources, 10 g/t eAg Cut Off Intervals

Creston Resource by Class and Cutoff
Cutoff eAg g/t	Class	Tonnes X 10[6]	Ag g/t	Au g/t	eAg g/t	Oz Ag X 10[6]	oz Au X 10[6]	oz eAg X 10[6]
0	Measured	6.2	46	0.47	70	9.1	0.09	13.8
	Indicated	11.4	42	0.45	65	15.4	0.17	23.7
	M + I	17.6	43	0.46	66	24.5	0.26	37.5
	Inferred	4.6	38	0.55	66	5.6	0.08	9.7

10	Measured	5.1	54	0.57	83	8.9	0.09	13.5
	Indicated	10.4	46	0.49	71	15.4	0.16	23.5
	M + I	15.5	49	0.52	75	24.2	0.26	37.1
	Inferred	4.1	42	0.61	73	5.6	0.08	9.6

20	Measured	4.2	63	0.66	96	8.6	0.09	13.0
	Indicated	8.8	52	0.57	81	14.8	0.16	22.8
	M + I	13.1	56	0.60	86	23.3	0.25	35.9
	Inferred	3.5	48	0.71	84	5.4	0.08	9.3

30	Measured	3.5	72	0.77	111	8.1	0.09	12.5
	Indicated	7.4	59	0.65	92	14.0	0.15	21.7
	M + I	10.9	63	0.69	98	22.2	0.24	34.2
	Inferred	2.9	54	0.82	95	5.0	0.08	8.8

40	Measured	3.0	80	0.86	123	7.8	0.08	12.0
	Indicated	6.2	66	0.73	103	13.1,	0.15	20.4
	M + I	9.2	71	0.77	109	20.9	0.23	32.4
	Inferred	2.4	61	0.93	108	4.7	0.07	8.2

50	Measured	2.5	89	0.97	138	7.3	0.08	11.3
	Indicated	5.1	73	0.82	114	12.1	0.14	18.8
	M + I	7.7	78	0.87	122	19.3	0.21	30.1
	Inferred	2.0	67	1.05	120	4.3	0.07	7.7

60	Measured	2.2	98	1.09	153	6.8	0.08	10.6
	Indicated	4.2	81	0.93	128	11.0	0.13	17.3
	M + I	6.4	87	0.98	136	17.8	0.20	27.9
	Inferred	1.7	72	1.17	130	4.0	0.06	7.2

Note: In tables E4 and E5 there may be slight discrepancies in M+I due to rounding.

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